Exhibit 99.1

ZIM Reports Record Financial Results for the Second Quarter of 2021

Generates Highest Ever Quarterly Net Income of $888 Million and
Adjusted EBITDA of $1.34 Billion

Significantly Increases 2021 Guidance to Between $4.8 Billion and $5.2 Billion of Adjusted EBITDA and Between $4.0 Billion to $4.4 Billion of Adjusted EBIT

Second Half 2021 Results Expected to Exceed First Half Results

Q2 2021 Carried Volume Increased 44% Year Over Year, Significantly Higher than Market Growth

Haifa, Israel, August 18, 2021 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and six months ended June 30, 2021.

Second Quarter 2021 Highlights

•	Net income for the second quarter was $888 million (compared to $25 million in the second quarter of 2020), or $7.38 per diluted share[1]

•	Adjusted EBITDA[2] for the second quarter was $1.34 billion, compared to $145 million in the second quarter of 2020, a year-over-year increase of 820%

•	Operating income (EBIT) for the second quarter was $1.16 billion, compared to $69 million in the second quarter of 2020, a year-over-year increase of 1,581%

1 Earnings per share calculation for all periods reflect a share split of 1:10 that became effective in 2021.

2 See disclosure regarding “Use of Non-IFRS Financial Measures” below.

•	Adjusted EBIT for the second quarter was $1.16 billion, compared to $73 million in the second quarter of 2020, a year-over-year increase of 1,495%

•	Revenues for the second quarter were $2.38 billion, compared to $795 million in the second quarter of 2020, a year-over-year increase of 200%

•	ZIM carried 921 thousand TEUs in the second quarter of 2021, a year-over-year increase of 44%

•	The average freight rate per TEU in the second quarter of 2021 was $2,341, a year-over-year increase of 119%

•	Net leverage ratio[3] of 0.3x at June 30, 2021, compared to 1.2x at December 31, 2020

•	Completed secondary offering, which consisted of approximately 8 million shares at a price per share of $40.00

•	Redeemed in full $349 million principal amount of Series 1 and 2 Notes due 2023

•	Declared a special cash dividend of approximately $238 million, or $2.00 per ordinary share, to be paid on September 15, 2021, to holders of the ordinary shares as of August 25, 2021; reiterated plan to distribute annual dividend of 30-50% of 2021 net income in 2022 (subject to Board approval)

•	Subsequent to quarter end, announced a new strategic long-term chartering agreement with Seaspan for ten 7,000 TEU “green” LNG-fueled vessels (with an option for the long-term charter of five additional such vessels), further demonstrating ZIM's commitment to reducing its carbon footprint

Eli Glickman, ZIM President & CEO, stated, “I’m very proud to say that our outstanding performance and all-time record results, which have positioned us to create significant shareholder value, are a testament to the proactive strategies we have implemented to capitalize on both the highly attractive market and ZIM’s differentiated approach. We continue to execute at the highest level, resulting in another record quarter, including net income, EBITDA and operating cash flow, as well as significantly improved guidance for 2021. Driving our success, we have further leveraged digitalization initiatives and have drawn on our global-niche strategy to launch new lines to address profitable, underserved routes. This was instrumental in driving our all-time high results, as ZIM’s second quarter carried volume increased by 44% year-over-year, substantially higher than market growth.”

3 Net leverage ratio is defined as face value of short- and long-term debt less cash, cash equivalents and short-term deposits divided by Adjusted EBITDA of the last twelve-month period.

Mr. Glickman added, “Consistent with our commitment to unlock significant value, we continue to prudently allocate capital for future growth, debt repayment and return of capital to shareholders. Specifically, our investment in new containers and two strategic agreements for the long-term charter of LNG dual-fuel container vessels support our objective to provide the best and most reliable service to customers and to promote our ESG values. In addition, our strong performance and robust cash generation have allowed us to further pay down debt, resulting in a leverage ratio of 0.3x, the lowest in ZIM’s history, and boost shareholders’ equity to $1.72 billion.”

Mr. Glickman concluded, “Looking ahead, based on our strong outlook and forward visibility, we are well positioned to return substantial capital to shareholders, with our expected 2022 dividend payout of 30%-50% of 2021 net income, on top of the $238 million, or $2.00 per share, special dividend payable in September 2021. Our outlook for the remainder of 2021 and into 2022 is very positive and we are excited about our strategy to further enhance our position as an innovative digital leader of seaborne transportation and logistics services.”

Summary of Key Financial and Operational Results

	Q2’21	Q2’20	1H’21	1H’20
Carried volume (K-TEUs)	921	641	1,739	1,280
Average freight rate ($/TEU)	2,341	1,071	2,145	1,081
Revenue ($ in millions)	2,382	795	4,126	1,618
Operating income (EBIT) ($ in millions)	1,158	69	1,841	94
Profit before income tax ($ in millions)	1,112	30	1,756	21
Net income ($ in millions)	888	25	1,478	13
Adjusted EBITDA ($ in millions)	1,335	145	2,156	242
Adjusted EBIT ($ in millions)	1,159	73	1,847	100
Adjusted EBITDA margin (%)	56	18	52	15
Adjusted EBIT margin (%)	49	9	45	6
Net cash generated from operating activities ($ in millions)	1,181	120	1,958	221
Earnings per share (fully diluted) ($)	7.38	0.23	12.56	0.10
Free cash flow ($ in millions)	867	115	1,510	214

	Q2’21	Q4’20
Net debt ($ in millions)	783	1,236

Financial and Operating Results for the Second Quarter Ended June 30, 2021

Total revenues were $2.38 billion for the second quarter of 2021, compared to $795 million for the second quarter of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in freight rates as well as in carried volume.

Operating income (EBIT) for the second quarter of 2021 was $1.16 billion, compared to $69 million for the second quarter of 2020.

Net income for the second quarter of 2021 was $888 million, compared to $25 million for the second quarter of 2020. Net income for the quarter reflected a tax expense of $224 million.

Adjusted EBITDA was $1.34 billion for the second quarter of 2021, compared to $145 million for the second quarter of 2020. Adjusted EBIT was $1.16 billion for the second quarter of 2021, compared to $73 million for the second quarter of 2020. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2021 were 56% and 49%, respectively. This compares to 18% and 9% for the second quarter of 2020, respectively.

Net cash generated from operating activities was $1.18 billion for the second quarter of 2021, compared to $120 million for the second quarter of 2020.

ZIM carried 921 thousand TEUs during the second quarter of 2021, compared to 641 thousand TEUs in the second quarter of 2020. The average freight rate per TEU was $2,341 for the second quarter of 2021, compared to $1,071 for the second quarter of 2020.

Financial and Operating Results for the Six Months Ended June 30, 2021

Total revenues were $4.13 billion for the first half of 2021, compared to $1.62 billion for the first half of 2020, primarily driven by an increase in revenues from containerized cargo, reflecting increases in freight rates as well as in carried volume.

Operating income (EBIT) for the first half of 2021 was $1.84 billion, compared to $94 million for the first half of 2020.

Net income for the first half of 2021 was $1.48 billion, compared to $13 million for the first half of 2020. Net income for the first half of 2021 reflected a tax expense of $278 million.

Adjusted EBITDA was $2.16 billion for the first half of 2021, compared to $242 million for the first half of 2020. Adjusted EBIT was $1.85 billion for the first half of 2021, compared to $100 million for the first half of 2020. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2021 were 52% and 45%, respectively. This compares to 15% and 6% for the first half of 2020, respectively.

Net cash generated from operating activities was $1.96 billion for the first half of 2021, compared to $221 million for the first half of 2020.

ZIM carried 1,739 thousand TEUs during the first half of 2021, compared to 1,280 thousand TEUs in the first half of 2020. The average freight rate per TEU was $2,145 for the first half of 2021, compared to $1,081 for the first half of 2020.

Liquidity and Cash Flows

ZIM’s cash and cash equivalents increased by $975 million from $570 million at December 31, 2020 to $1.55 billion at June 30, 2021. Capital expenditures totaled $331 million for the second quarter of 2021, compared to $4 million for the second quarter of 2020. Net debt decreased by $453 million from $1.24 billion as of December 31, 2020 to $783 million as of June 30, 2021. ZIM’s net leverage ratio as of June 30, 2021 was 0.3x, compared to 1.2x as of December 31, 2020.

Early Redemption of Notes

In June 2021, the Company redeemed 100% of its Series 1 and 100% of its Series 2 unsecured notes due 2023 at an aggregate principal amount of $349 million, in accordance with the terms of the indenture governing the notes.

Long-Term Chartering Agreement

In July 2021, the Company announced a new strategic agreement with Seaspan, for the long-term charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels (with an option for the long-term charter of five additional such vessels), intended to be deployed across the Company’s various global-niche trades.

Special Dividend

In May 2021, the Company's Board of Directors declared a special cash dividend of approximately $238 million, or $2.00 per ordinary share. The special cash dividend will be paid on September 15, 2021, to all holders of record of ordinary shares as of August 25, 2021. The special dividend is supplemental to ZIM's previously communicated 2021 annual dividend guidance, whereby the Company expects to distribute 30-50% of 2021 net income in 2022, subject to Board approval.

Updated Full-Year 2021 Guidance

The Company increased its full-year guidance and expects to generate in 2021 Adjusted EBITDA of between $4.8 billion and $5.2 billion and Adjusted EBIT of between $4.0 billion to $4.4 billion.

Use of Non-IFRS Measures in the Company’s 2021 Guidance

A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2021 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and such corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Conference Call Details

Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-272-3518 or +1-718-705-8796; Israel +972-3-721-9662; or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM

ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 75 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence. For additional information, please visit www.zim.com.

Forward-Looking Statements

This press release contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2020 Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, Non-IFRS financial measures, as those presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS measure which we define as net cash generated from operating activities plus the net cash generated from (used in) investment activities.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow under “Reconciliation of Non-IFRS Measures” below.

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	June 30		December 31
	2021	2020	2020
Assets
Vessels	1,768,298	714,195	948,004
Containers and handling equipment	1,019,343	437,660	520,887
Other tangible assets	66,957	70,494	67,133
Intangible assets	67,374	64,737	66,465
Investments in associates	12,418	8,436	8,441
Other investments	5,421	2,810	4,888
Trade and other receivables	6,067	5,736	5,293
Deferred tax assets	1,537	1,153	1,502
Total non-current assets	2,947,415	1,305,221	1,622,613

Assets classified as held for sale		8,071
Inventories	99,750	43,513	52,237
Trade and other receivables	963,291	279,464	520,001
Other investments	46,760	61,436	58,976
Cash and cash equivalents	1,545,282	202,848	570,414
Total current assets	2,655,083	595,332	1,201,628
Total assets	5,602,498	1,900,553	2,824,241

Equity
Share capital and reserves	1,992,895	1,785,115	1,790,794
Accumulated deficit	(279,523)	(2,029,311)	(1,523,528)
Equity attributable to owners of the Company	1,713,372	(244,196)	267,266
Non-controlling interests	5,016	4,156	7,189
Total equity	1,718,388	(240,040)	274,455

Liabilities
Lease liabilities	1,427,773	654,061	811,840
Loans and other liabilities	130,066	553,458	519,471
Employee benefits	64,105	59,974	66,626
Deferred tax liabilities	42,491	325	339
Total non-current liabilities	1,664,435	1,267,818	1,398,276

Trade and other payables	944,776	375,319	398,876
Provisions	28,189	16,737	21,420
Contract liabilities	453,045	120,910	230,469
Lease liabilities	658,366	228,333	362,176
Loans and other liabilities	135,299	131,476	138,569
Total current liabilities	2,219,675	872,775	1,151,510
Total liabilities	3,884,110	2,140,593	2,549,786
Total equity and liabilities	5,602,498	1,900,553	2,824,241

CONSOLIDATED INCOME STATEMENTS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
Income from voyages and related services	4,126,346	1,618,345	2,382,011	795,130	3,991,696
Cost of voyages and related services
Operating expenses and cost of services	(1,869,541)	(1,322,213)	(988,914)	(623,825)	(2,835,112)
Depreciation	(298,735)	(135,811)	(170,606)	(68,748)	(291,559)
Gross profit	1,958,070	160,321	1,222,491	102,557	865,025

Other operating income	4,165	5,512	1,852	3,496	12,621
Other operating expenses	(459)	(1,706)	(375)	(1,702)	4,272
General and administrative expenses	(123,535)	(72,039)	(67,637)	(36,662)	(163,210)
Share of profit of associates	2,281	1,655	736	1,158	3,341

Results from operating activities	1,840,522	93,743	1,157,067	68,847	722,049

Finance income	5,699	1,730	(1,116)	(2,998)	8,103
Finance expenses	(90,196)	(74,577)	(43,936)	(36,122)	(189,363)

Net finance expenses	(84,497)	(72,847)	(45,052)	(39,120)	(181,260)

Profit before income taxes	1,756,025	20,896	1,112,015	29,727	540,789

Income taxes	(278,217)	(7,499)	(223,795)	(4,413)	(16,599)

Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Attributable to:

Owners of the Company	1,474,055	10,491	886,456	24,040	517,961
Non-controlling interest	3,753	2,906	1,764	1,274	6,229

Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Earnings per share (USD)
Basic earnings per 1 ordinary share	13.11	0.10 (*)	7.71	0.24 (*)	5.18
Diluted earnings per 1 ordinary share	12.56	0.10 (*)	7.38	0.23 (*)	4.96

(*)       Reflect a share split of 1:10 that became effective in 2021, in all presented periods.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
Cash flows from operating activities
Profit for the period	1,477,808	13,397	888,220	25,314	524,190

Adjustments for:
Depreciation and amortization	309,718	146,604	176,133	74,471	314,185
Impairment losses (recoveries) of tangible assets		1,700		1,700	(4,329)
Net finance expenses	84,497	72,847	45,052	39,120	181,260
Share of profits and change in fair value of investees	(3,184)	(1,655)	(752)	(1,158)	(4,143)
Capital gain	(1,135)	(4,281)	(704)	(2,971)	(8,814)
Income taxes	278,217	7,499	223,795	4,413	16,599
	2,145,921	236,111	1,331,744	140,889	1,018,948

Change in inventories	(47,513)	16,829	(13,494)	13,186	8,105
Change in trade and other receivables	(434,054)	29,943	(259,756)	27,700	(204,469)
Change in trade and other payables including contract liabilities	300,271	(51,946)	124,573	(61,149)	68,670
Change in provisions and employee benefits	4,825	(6,352)	5,553	780	(2,152)
	(176,471)	(11,526)	(143,124)	(19,483)	(129,846)

Dividends received from associates	1,871	2,137	1,160	2,122	4,360
Interest received	2,213	1,880	1,444	1,004	2,317
Income taxes paid	(15,534)	(7,263)	(10,625)	(4,768)	(14,983)
Net cash generated from operating activities	1,958,000	221,339	1,180,599	119,764	880,796

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets, investments and affiliates	2,287	2,994	1,783	1,645	6,717
Acquisition of tangible assets, intangible assets and investments	(464,487)	(7,480)	(331,489)	(3,919)	(42,641)
Change in other investments and other receivables	14,326	(3,235)	16,387	(1,994)	763
Net cash used in investing activities	(447,874)	(7,721)	(313,319)	(4,268)	(35,161)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2021	2020	2021	2020	2020
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	50,000		50,000
Issuance of share capital, net of issuance costs	205,394
Sale and lease back transactions		9,052		652	9,052
Repayment of borrowings and lease liabilities	(692,426)	(141,031)	(502,023)	(77,474)	(336,225)
Change in short term loans	(15,995)	4,671	(15,020)	1,100	6,071
Dividend paid to non-controlling interests	(4,702)	(3,344)	(1,894)	(3,344)	(3,344)
Interest and other financial expenses paid	(77,258)	(61,395)	(42,407)	(30,928)	(135,952)
Net cash used in financing activities	(534,987)	(192,047)	(511,344)	(109,994)	(460,398)

Net change in cash and cash equivalents	975,139	21,571	355,936	5,502	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	1,188,408	196,741	182,786
Effect of exchange rate fluctuation on cash held	(271)	(1,509)	938	605	2,391
Cash and cash equivalents at the end of the period	1,545,282	202,848	1,545,282	202,848	570,414

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT

(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Net income	1,478	13	888	25
Financial expenses, net	85	74	46	40
Income taxes	278	7	224	4
Operating income (EBIT)	1,841	94	1,158	69
Non-cash charter hire expenses	1	4	0	2
Impairment of assets	0	2	0	2
Expenses related to legal contingencies	5	0	1	0
Adjusted EBIT	1,847	100	1,159	73
Adjusted EBIT margin	45%	6%	49%	9%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Net income	1,478	13	888	25
Financial expenses, net	85	74	46	40
Income taxes	278	7	224	4
Depreciation & amortization	309	146	175	74
EBITDA	2,150	240	1,333	143
Non-cash charter hire expenses	1	0	1	0
Impairment of assets	0	2	0	2
Expenses related to legal contingencies	5	0	1	0
Adjusted EBITDA	2,156	242	1,335	145
Adjusted EBITDA margin	52%	15%	56%	18%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW

(U.S. dollars in millions)

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Net cash generated from operating activities	1,958	221	1,181	120
Net cash used in investing activities	(448)	(7)	(314)	(5)
Free cash flow	1,510	214	867	115